Points International Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Fold

Form of Proxy - Special Meeting of the Shareholders of Points International Ltd. to be held on December 8, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes:

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Special Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 12:00 pm, Eastern Standard Time, on December 6, 2006.

00E2NE

Appointment of Proxyholder

I/We being holder(s) of Points International Ltd. (the "Corporation") hereby appoint(s):
Robert MacLean, Chief Executive Officer of the Corporation, or failing him Christopher Barnard, President of the Corporation

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of the shareholders of the Corporation (the "Meeting") to be held at the Corporation's Corporate Offices, 179 John Street, 8th Floor, Toronto, ON M5T 1X4, on December 8, 2006 at 12:00 p.m. EST and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors

	For	Against
Increasing the size of the board of directors of the Corporation from seven (7) members to nine (9) members and fixing the number of directors to be elected at the Meeting at two (2).	☐	☐

Fold

2. Election of Directors

	For	Withhold		For	Withhold
01. Mr. Jonathan Merriman	☐	☐	02. Mr. Brian Ladin	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

AR0 POAQ

00E2OE